UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  October 29, 2014

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____               Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: October 29, 2014	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 14-24-TR	Date: October 29, 2014

TECK REPORTS UNAUDITED THIRD QUARTER RESULTS FOR 2014

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) reported third quarter adjusted profit attributable to shareholders of $159 million, or $0.28 per share, compared with $252 million or $0.44 per share in 2013. Profit attributable to shareholders was $84 million in the third quarter, or $0.14 per share, compared with $267 million, or $0.46 per share, a year ago.

“Our operations performed well during the third quarter and this has allowed us to report profits, conserve cash and maintain a strong financial position with approximately $5 billion of liquidity at the end of the quarter,” said Don Lindsay, President and CEO. “We are pleased with the progress being made in the development of the Fort Hills oil sands project and the reopening of the Pend Oreille zinc mine while continuing our focus on reducing costs and spending on other capital projects.”

Highlights and Significant Items

—	Profit attributable to shareholders was $84 million in the third quarter, which included a non-cash tax charge of $64 million associated with the introduction of new Chilean tax legislation.

—	EBITDA was $651 million in the third quarter compared with $815 million a year ago.

—	Gross profit before depreciation and amortization was $750 million compared with $919 million in the third quarter of 2013.

—	Cash flow from operations, before working capital changes, was $492 million in the third quarter of 2014 compared with $647 million a year ago.

—	Our liquidity remains strong with a cash balance of $2.0 billion at October 28, 2014 and US$3 billion available under our revolving credit facility that matures in 2019.

—	Our cost reduction program continues to deliver results as we realized lower total operating and lower unit costs in our copper and zinc business units.

—
We have reached agreements with our customers to sell 6.3 million tonnes of coal in the fourth quarter of 2014 based on US$119 per tonne for the highest quality product and we expect total sales in the fourth quarter, including spot sales, to be at or above 6.5 million tonnes, resulting in 2014 sales of approximately 26.2 million tonnes.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis Marcia Smith, SVP Sustainability and External Affairs	604.699.4014 604.699.4616

Additional corporate information is available at www.teck.com

—
Coal production was up 2% in the quarter compared with a year ago and on a year-to-date basis, production is one million tonnes higher than a year ago. Coal sales of 6.7 million tonnes in the third quarter were the second highest on record for this period and follow record-high sales for the first half of 2014.

—	All of our six coal mines reported positive cash margins in the quarter.

—	The Pend Oreille zinc mine restart is progressing well, with first ore expected in December 2014.

—
We are increasing our zinc in concentrate production guidance for the second time this year as a result of strong performance from our Red Dog Operations and now expect to produce in the range of 615,000 to 630,000 tonnes in 2014.

—
Since the start of the year, the Canadian/U.S. dollar exchange rate has moved significantly in our favour. Each Cdn$0.01 change in the exchange rate affects our EBITDA by approximately $60 million on an annualized basis.

—
Our estimated capital spending for 2014 has been revised downward to $1.5 billion, or approximately $375 million lower than our original annual guidance. Timing of cash expenditures at Fort Hills accounts for approximately $225 million of the reduction, while the balance primarily relates to our cost reduction program.

2     Teck Resources Limited 2014 Third Quarter News Release

This management’s discussion and analysis is dated as at October 29, 2014 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three and nine months ended September 30, 2014 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2013. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2013, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION.”

Overview

Our profits and cash flows continue to be negatively affected by lower steelmaking coal prices. Coal prices in U.S dollar terms were similar to the second quarter of this year, but US$29 per tonne lower than the same period a year ago. While demand from our customers remains robust, increased production from Australia has put pressure on prices in 2014. The profitability of our copper business unit declined primarily due to reduced volumes from Antamina. The lower copper results were more than offset by favourable results from our zinc business unit, which benefited from a 25% increase in zinc prices compared with a year ago, reflecting improved zinc market fundamentals.

The U.S dollar continued to strengthen against the Canadian dollar in the third quarter, which had a favourable effect on our results. Sales of our products are denominated in U.S dollars, while the majority of our operating and capital costs are incurred in Canadian dollars. The stronger U.S. dollar will, to a lesser extent, put upward pressure on a portion of our operating costs and capital spending.

Our cost reduction program, which began in the second half of 2012, continues to exceed our initial goals with $590 million of annualized reductions realized to date. Over the nine months to September, at 10 of our 13 operations we have managed to maintain or reduce unit costs while increasing throughput. We note that while we have achieved significant efficiencies through this program, there are offsetting factors such as lower grades, increased waste haul distances, higher fuel prices and contractual labour rate increases which can offset these cost control measures. Some of these cost pressures will become more significant as mining progresses at each of our sites.

While we continue to assess growth opportunities that present themselves, our primary development focus is on the oil sands business with the development of the Fort Hills oil sands project. The construction phase of Fort Hills will require a substantial investment of capital through 2017, but is expected to provide significant cash flows, diversify our commodity mix and provide a long-life asset located in a stable jurisdiction. We are also in the process of restarting our Pend Oreille zinc mine in December 2014 to benefit from improving zinc market fundamentals and the synergy it provides to our Trail Operation. In addition, we are continuing to plan, design, and permit the Quebrada Blanca Phase 2 copper project with a disciplined approach to creating shareholder value.

3      Teck Resources Limited 2014 Third Quarter News Release

Profit and Adjusted Profit(1)

Profit attributable to shareholders was $84 million, or $0.14 per share, in the third quarter compared with $267 million or $0.46 per share in the same period last year. Included in profit attributable to shareholders was a $64 million non-cash tax charge as a result of the Chilean tax reform bill being signed into law.

Adjusted profit, before the effect of Chilean tax reform and other items identified in the table below, was $159 million, or $0.28 per share, in the third quarter compared with $252 million, or $0.44 per share, a year ago. The decline in adjusted profit was primarily due to significantly lower coal prices and partly due to reduced copper production. Partially offsetting these items was the positive effect of the stronger U.S. dollar and a 25% rise in zinc prices. We also provided $28 million ($17 million after tax) for negative pricing adjustments, which is included in arriving at both the profit and adjusted profit amounts. This compares with positive pricing adjustments of $24 million ($15 million after-tax) last year.

Profit and Adjusted Profit

	Three months ended September 30,		Nine months ended September 30,
($ in millions)	2014	2013	2014	2013

Profit attributable to shareholders as reported	$84	$267	$233	$729
Add (deduct):
Asset sales and provisions	5	5	13	27
Foreign exchange (gains) losses	8	(9)	5	13
Derivative (gains) losses	(2)	(1)	-	(2)
Tax items	64	(10)	85	10
Adjusted profit	$159	$252	$336	$777
Adjusted earnings per share	$0.28	$0.44	$0.58	$1.34

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

4      Teck Resources Limited 2014 Third Quarter News Release

FINANCIAL OVERVIEW	Three months ended September 30,		Nine months ended September 30,
($ in millions, except per share data)	2014	2013	2014	2013

Revenue and profit
Revenue	$2,250	$2,524	$6,343	$7,006
Gross profit	$412	$597	$1,112	$1,880
Gross profit before depreciation and amortization (1)	$750	$919	$2,115	$2,784
EBITDA (1)	$651	$815	$1,766	$2,387
Profit attributable to shareholders	$84	$267	$233	$729

Cash flow
Cash flow from operations	$554	$656	$1,535	$2,109
Property, plant and equipment expenditures	$343	$486	$1,078	$1,317
Capitalized stripping costs	$145	$160	$548	$559
Investments	$6	$85	$32	$278

Balance Sheet (2)
Cash balances			$1,853	$2,772
Total assets			$36,447	$36,183
Debt, including current portion			$8,129	$7,723
Per share amounts
Profit attributable to shareholders	$0.14	$0.46	$0.40	$1.26
Dividends declared	$0.00	$0.00	$0.45	$0.45

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except coal)
Coal (millions tonnes)	6.8	6.7	19.9	18.9
Copper (3)	78	91	250	259
Zinc in concentrate	169	156	489	464
Zinc - refined	70	77	204	221

Sales (000’s tonnes, except coal)
Coal (millions tonnes)	6.7	7.5	19.7	20.4
Copper (3)	82	95	252	264
Zinc in concentrate	196	191	455	412
Zinc - refined	70	78	204	221

Average prices and exchange rates
Coal (realized US$/tonne)	$110	$139	$117	$151
Copper (LME cash - US$/pound)	$3.17	$3.21	$3.15	$3.35
Zinc (LME cash - US$/ pound)	$1.05	$0.84	$0.97	$0.87
Average exchange rate (C$ per US$1.00)	$1.09	$1.04	$1.09	$1.02

Gross profit margins before depreciation (1)
Coal	23%	38%	27%	44%
Copper	46%	45%	47%	48%
Zinc	33%	25%	28%	22%

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	Balance sheet figures for prior year are as at December 31, 2013.
3)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

5      Teck Resources Limited 2014 Third Quarter News Release

BUSINESS UNIT RESULTS

Our revenue, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended September 30,		Nine months ended September 30,
($ in millions)	2014	2013	2014	2013

Revenue
Coal	$798	$1,088	$2,511	$3,150
Copper	628	714	1,930	2,091
Zinc	823	721	1,900	1,761
Energy	1	1	2	4
Total	$2,250	$2,524	$6,343	$7,006

Gross profit, before depreciation and amortization (1)
Coal	$187	$417	$679	$1,377
Copper	292	318	903	1,007
Zinc	270	183	531	396
Energy	1	1	2	4

Total	$750	$919	$2,115	$2,784

Gross profit
Coal	$8	$217	$145	$840
Copper	169	226	529	719
Zinc	235	154	438	319
Energy	-	-	-	2
Total	$412	$597	$1,112	$1,880

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

6      Teck Resources Limited 2014 Third Quarter News Release

COAL BUSINESS UNIT
	Three months ended September 30,		Nine months ended September 30,
($ in millions)	2014	2013	2014	2013

Coal price (realized US$/tonne)	$110	$139	$117	$151
Coal price (realized Cdn$/tonne)	$119	$144	$127	$154
Production (million tonnes)	6.8	6.7	19.9	18.9
Sales (million tonnes)	6.7	7.5	19.7	20.4
Gross profit, before depreciation and amortization	$187	$417	$679	$1,377
Gross profit	$8	$217	$145	$840
Property, plant and equipment expenditures	$58	$134	$188	$336

Performance

Gross profit before depreciation and amortization from our coal business unit declined by $230 million in the third quarter (see table below) compared with a year ago primarily due to lower coal prices and sales volumes that were lower than the record 7.5 million tonnes sold last year. The average realized coal price of US$110 per tonne was 21% lower than the same period a year ago and reflects the oversupplied steelmaking coal market conditions. These factors were partly offset by the favourable effect of a stronger U.S. dollar.

Production in the third quarter of 6.8 million tonnes rose by 2% compared with the same period a year ago. The higher production is largely attributable to record quarterly and year-to-date production at the Elkview and Greenhills mines. The last of our planned annual maintenance shutdowns were completed during the quarter.

Coal sales of 6.7 million tonnes in the third quarter were the second highest on record for this period and follow record high sales for the first half of 2014, an illustration that demand continues to grow although at a slower pace. Sales for the third quarter, however, were 12% lower than the record level achieved in the comparable period last year.

The table below summarizes the gross profit changes, before depreciation and amortization, in our coal business unit for the quarter:

($ in millions)	Three months ended September 30

As reported in the third quarter of 2013	$417
Changes:
Coal price realized:
US$ price	(200)
Foreign exchange	38
Sales volume	(49)
Operating costs	3
Coal inventory write-down	(22)
Net decrease	(230)
As reported in current quarter	$187

7      Teck Resources Limited 2014 Third Quarter News Release

Property, plant and equipment expenditures totaled $58 million in the third quarter. Total sustaining capital in the quarter was $36 million. In addition, $17 million was spent on our major enhancement projects and $5 million on the Quintette project. Capitalized stripping costs were $81 million in the third quarter compared with $98 million a year ago.

Markets

Increased production and exports from Australia, combined with lower imports into China, maintained the seaborne market in an oversupplied position and pricing has remained range-bound since April 2014. While producers have announced over 25 million tonnes of production cuts since January 2014, many of these cuts have not yet taken effect. We expect that the unsustainably low pricing levels will lead to announcements of further cuts by other producers.

Coal prices for the fourth quarter of 2014 have been agreed with the majority of our customers based on US$119 per tonne for the highest quality products. This is consistent with prices reportedly achieved by our competitors. Additional sales priced on a spot basis will reflect market conditions when sales are concluded.

Operations

Mining and coal processing performance in the third quarter was very strong with Elkview and Greenhills each setting new quarterly production records for the second time this year.

Our cost reduction initiatives continue to produce significant results and are focused on improvement in equipment and labour productivities, reduced use of contractors, reduced consumable usage and limiting the use of higher cost equipment. A number of factors have partially offset the strong performance of our cost reduction program. These included the effect of the strengthening U.S. dollar on diesel fuel, parts and supplies, as well as increased use of tires and explosives as strip ratios have increased compared to a year ago.

Unit Costs

Total cost of sales in the third quarter of 2014, before depreciation and inventory write-downs, were $88 per tonne, the same as a year ago.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in Cdn$ per tonne)	2014	2013	2014	2013

Site cost of sales	$50	$50	$52	$49
Transportation costs	38	38	38	38
Inventory write-down	3	-	3	-
Unit costs (1)	$91	$88	$93	$87

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

8      Teck Resources Limited 2014 Third Quarter News Release

Elk Valley Water Management

Our Elk Valley water management program to date has focused on two main areas: development of the Elk Valley Water Quality Plan under an Area Based Management Plan Order from the Government of British Columbia, and construction of the West Line Creek water treatment plant at our Line Creek Operations.

The Elk Valley Water Quality Plan is intended to address the management of selenium as well as other substances released by mining activities throughout the watershed in the short, medium and long term. The plan establishes water quality targets which are protective of the environment and human health, while considering social and economic factors. The plan was informed by scientific advice received from a Technical Advisory Committee chaired by the B.C. Ministry of Environment, and included representatives from Teck, the U.S. Environmental Protection Agency, State of Montana, Ktunaxa Nation, other provincial and federal agencies and an independent scientist. Input from the public, which was received through three phases of consultation, was also included in the development of the plan. The plan has been completed and submitted to the B.C. Ministry of Environment. The ministry is expected to review the plan and to approve it, with or without amendments, in the fourth quarter of 2014.

A previous draft action plan for valley-wide selenium management contemplated total capital spending of up to $600 million over a five year period. This $600 million included the $120 million spent on the West Line Creek Treatment Facility which, in addition to the treatment facility itself, consists of water intake, outtake and residual management structure. The estimated capital and operating costs of implementing the new Elk Valley Water Quality Plan will depend on the terms of the B.C. Government’s approval of the plan, but are expected to vary from those outlined in the previous draft. The final costs will depend on the water quality targets approved by the government, as well as the technologies applied to manage selenium and other substances. The initial cost estimate in the previous plan assumed the application of biological treatment technology, which is the technology installed in the West Line Creek Treatment Facility. This facility is being commissioned and has operated at full design rates, although commissioning work continues.

Our work on the new Elk Valley Water Quality Plan is expected to result in revised cost estimates by the end of 2014. We expect that, in order to maintain water quality, water treatment will need to continue for an indefinite period after mining operations end. Our ongoing work could reveal technical issues or advances associated with potential treatment technologies which could substantially increase or decrease both capital and operating costs associated with water quality management. Delays in obtaining approval of the plan could result in consequential delays in permitting new mining areas, which would limit our ability to maintain or increase coal production in accordance with our long term plans. If this were to occur, the potential shortfall in future production could be material.

Outlook

We are expecting coal sales in the fourth quarter of 2014 to be at, or above, 6.5 million tonnes. Vessel nominations for quarterly contract shipments are determined by customers and final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales, timely arrival of vessels, as well as the performance of the rail transportation network and coal-loading facilities.

9      Teck Resources Limited 2014 Third Quarter News Release

We now expect our 2014 coal production to be in the range of 26.5 to 27 million tonnes.

We now expect our 2014 annual cost of product sold, before transportation and depreciation charges, to be in the range of $52 to $55 per tonne (US$46 to US$49) based on current exchange rates and production plans and our 2014 annual transportation costs are expected to be in the range of $37 to $39 per tonne.

10     Teck Resources Limited 2014 Third Quarter News Release

COPPER BUSINESS UNIT
	Three months ended September 30,		Nine months ended September 30,
($ in millions)	2014	2013	2014	2013

Copper price (realized – US$/pound)	$3.17	$3.23	$3.16	$3.38
Production (000’s tonnes)	78	91	250	259
Sales (000’s tonnes)	82	95	252	264
Gross profit, before depreciation and amortization	$292	$318	$903	$1,007
Gross profit	$169	$226	$529	$719
Property, plant and equipment expenditures	$56	$280	$254	$769

Performance

Gross profit before depreciation and amortization from our copper business unit decreased by $26 million in the third quarter (see table below) compared with a year ago. This was primarily due to lower sales and production levels, slightly lower copper prices and increased smelter processing charges in the quarter. These items were partially offset by the positive effect of the stronger U.S. dollar and reduced unit costs at most of our operations.

Copper production in the third quarter declined by 13,000 tonnes compared with a year ago primarily due to lower production from Antamina and Carmen de Andacollo, partially offset by increases at Highland Valley Copper. Our share of Antamina’s copper production decreased by 11,200 tonnes, primarily due to the mining of lower grades as anticipated in the mine plan. Production at Carmen de Andacollo declined as a result of unexpected mill downtime in September due to the failure of key electrical equipment. Repairs have been completed and the mill has operated at full production rates since the end of September. Highland Valley Copper’s production increased by 4,200 tonnes primarily as a result of increased mill throughput, reflecting the increased capacity from commissioning the mill optimization project that occurred in the second quarter.

The table below summarizes the changes in gross profit, before depreciation and amortization, in our copper business unit for the quarter:

($ in millions)	Three months ended September 30

As reported in the third quarter of 2013	$318
Changes:
Copper price realized:
US$ price	(11)
Foreign exchange	28
Sales volume	(36)
Co-product and by-product revenues	(5)
Smelter processing charges	(11)
Operating costs	10
Royalties	(1)
Net decrease	(26)
As reported in current quarter	$292

11     Teck Resources Limited 2014 Third Quarter News Release

Capital expenditures consisted of $30 million for sustaining capital, $9 million for major enhancement projects and $17 million for new mine development, primarily at the Quebrada Blanca Phase 2 project. Capitalized stripping costs were $55 million in the third quarter, similar to $56 million a year ago.

Markets

LME copper prices averaged US$3.17 per pound in the third quarter of 2014, up 3% compared with US$3.08 per pound in the second quarter of this year, but down 1% compared with US$3.21 in the same period a year ago. Copper prices declined through most of the third quarter after peaking in the middle of July, as tight market conditions were offset by concerns over the ownership of certain warehoused metals in China. The uncertainty resulted in the liquidation of stocks held in bonded warehouses and price weakness during the quarter. Expectations that these Chinese stocks would flow into the LME proved unfounded as LME stocks fell 2,125 tonnes during the quarter. Reported stocks including LME, Comex & SHFE were up approximately 18,000 tonnes in the third quarter and remain at their lowest levels since 2008.

Consumption in China continues to grow based on infrastructure investment and state power grid spending plans. In the U.S., consumption continues to grow based on increased automotive production with spot metal premiums remaining above annual contract levels.

Operations

Highland Valley Copper

Copper production was 29,700 tonnes in the third quarter or 16% higher than a year ago, due to significant increases in mill throughput resulting from the mill optimization project and continued focus on mine-to-mill improvement efforts with high energy blasting. Grades in the third quarter were similar to a year ago, but declined from the second quarter of this year, as anticipated in the mine plan, and are expected to remain similar in the fourth quarter. Molybdenum production increased to 1.6 million pounds from 1.0 million pounds a year ago primarily due to the increased mill throughput and higher grades.

As a result of our cost reduction efforts, operating costs in the third quarter were similar to last year, despite the significantly higher mill throughput rates that rose 24%. Unit costs declined substantially as a result of higher copper production.

Mill throughput averaged 139,000 tonnes per day during the third quarter, exceeding the design capacity of 130,000 tonnes per day. Recoveries were lower than a year ago primarily due to the lower grades processed in the quarter. Further process optimization efforts continue, but throughput rates and recoveries are dependent on the mix of ore sources. We expect similar throughput rates and recoveries in the fourth quarter.

A 30,000 metre drill program was completed in the quarter, focused on further defining and upgrading resources in the Bethlehem area.

12     Teck Resources Limited 2014 Third Quarter News Release

Antamina

Copper production in the third quarter decreased by 38% compared with a year ago as a result of significantly lower copper grades and changes in ore types, as planned. Also contributing to the lower production was the mix of mill feed in the quarter, which was 63% copper-only ore and 37% copper-zinc ore, compared with 81% and 19%, respectively, in the same period a year ago. Grades are expected to remain similar for the remainder of the year due to mine sequencing and continued processing of lower grade stockpiles. Zinc production rose to 73,200 tonnes from 44,100 tonnes in the same period a year ago due to the higher amount of copper-zinc ore processed in the period. Despite the higher amount of zinc produced in the quarter, zinc production year to date is almost 50,000 tonnes lower than the comparable period a year ago.

Operating costs in the third quarter, before changes in inventory, were 11% lower compared to a year ago as a result of focused cost reduction efforts. Mill throughput averaged 134,000 tonnes per day during the quarter, 5% higher than the same period last year.

Quebrada Blanca

Copper production in the third quarter declined by 12% compared with the same period a year ago. As anticipated in the mine plan, the placement of dump leach ore continued to decline while heap leach ore placement increased as heap leach circuit improvement efforts were implemented in the quarter.

Operating costs, before changes in inventory, decreased by US$17 million compared with the same period a year ago as a result of reduced material movement in the mine, lower supply costs and continued cost reduction efforts. Depreciation and amortization costs increased by US$7 million compared with a year ago as a result of depreciation of accumulated capitalized stripping costs.

Work continues on updating the permits for the existing facilities and life extension of the supergene operation. As previously announced, the social and environmental impact assessment to extend cathode production to 2020 was submitted in the third quarter. The review, response and consultation processes by the relevant regulatory agencies is in progress.

Carmen de Andacollo

Copper production in the third quarter declined by 18% compared with a year ago as mill throughput declined by 15% primarily as a result of the failure of key electrical equipment that resulted in unexpected mill downtime in September. Repairs have been completed and the mill has operated at full production rates since the end of September.

Production costs, before changes in inventories, decreased by US$11 million compared with a year ago primarily due to continued lower costs for operating supplies and consumables as well as other cost reduction efforts a reduction in contractors.

Duck Pond

Copper and zinc production in the third quarter was 3,800 and 4,700 tonnes, respectively, compared with 3,700 and 3,700 tonnes, respectively, last year. Mill throughput was a record

13     Teck Resources Limited 2014 Third Quarter News Release

2,000 tonnes per day during the quarter, an 18% increase compared to the same period last year as ore availability and improved maintenance practices resulted in increased production levels, offset by lower copper grades and recoveries. Zinc grades and recoveries were higher due to the mix of ores processed during the quarter.

The Duck Pond Operation has been extended by a few months and is now expected to close in July 2015.

Cost of Sales

Unit costs of product sold in the third quarter of 2014 as reported in U.S. dollars, before cash margins for by-products, decreased primarily due to cost reduction efforts across all of our operations and the favourable effects of a stronger U.S. dollar at our Canadian operations.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2014	2013	2014	2013

Adjusted cash cost of sales (1)	$1.74	$1.87	$1.70	$1.84
Smelter processing charges	0.23	0.18	0.22	0.18
Total cash unit costs before by-product margins (1)	$1.97	$2.05	$1.92	$2.02
Cash margin for by-products (1) (2)	(0.33)	(0.32)	(0.29)	(0.38)
Total cash unit costs after by-product margins (1)	$1.64	$1.73	$1.63	$1.64

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	By-products includes both by-products and co-products.

Copper Development Projects

Quebrada Blanca Phase 2

During the third quarter of 2014, we continued optimization and detailed design activities for the Quebrada Blanca Phase 2 project, but at a slower pace aligned with permitting activities. Optimization efforts are focused on capital reduction opportunities and mine planning using recent resource model updates.

As previously noted, the permits for our existing facilities need to be updated before resubmission of the Phase 2 SEIA. Timing for resubmission for the Phase 2 SEIA will depend to some extent on progress on updating permits for the existing facilities and project optimization activities.

Other Copper Projects

At Relincho, optimization studies continued in the quarter, focused on capital and operating cost reductions and other value-enhancing initiatives.

Focused engineering studies continue for our Galore Creek, Schaft Creek and Mesaba projects as we further explore ways to enhance the value of these projects. A pre-feasibility program at

14     Teck Resources Limited 2014 Third Quarter News Release

our 50% owned Zafranal copper-gold project located in Southern Peru commenced in the quarter. Our share of expenditures will be $15 million.

Outlook

We now expect our 2014 copper production to be in the range of 330,000 to 340,000 tonnes. Our previous guidance was in the range of 320,000 to 340,000 tonnes.

We now expect our copper unit costs in 2014 to be in the range of US$1.90 to US$2.00 per pound before margins from by-products and US$1.60 to US$1.70 per pound after by-product margins based on current production plans and exchange rates. This is lower than our previous guidance of US$1.95 to US$2.05 and US$1.65 to US$1.75 per pound, respectively.

15     Teck Resources Limited 2014 Third Quarter News Release

ZINC BUSINESS UNIT

	Three months ended September 30,		Nine months ended September 30,
($ in millions)	2014	2013	2014	2013

Zinc price (realized – US$/lb)	$1.04	$0.84	$0.98	$0.87
Production (000’s tonnes)
Refined zinc	70	77	204	221
Zinc in concentrate (1)	148	142	441	409
Sales (000’s tonnes)
Refined zinc	70	78	204	221
Zinc in concentrate (1)	183	174	415	357
Gross profit before depreciation and amortization	$270	$183	$531	$396
Gross profit	$235	$154	$438	$319
Property, plant and equipment expenditures	$42	$56	$122	$137

Note:
1)	Represents production from Red Dog only and excludes co-product zinc production from our Copper Business Unit.

Performance

Gross profit before depreciation and amortization from our zinc business unit increased by $87 million in the third quarter (see table below) compared with a year ago. Significantly higher zinc prices and the favourable effect of the stronger U.S. dollar, partly offset by higher profit-based royalty expense, contributed to the increased gross profit.

Refined zinc production from Trail decreased by 8% compared to last year due to the timing of the annual maintenance shutdown of the zinc feed roasters. At Red Dog, zinc in concentrate production rose slightly as a result of increased mill throughput.

The table below summarizes the gross profit change, before depreciation and amortization, in our zinc business unit for the quarter.

($ in millions)	Three months ended September 30

As reported in the third quarter of 2013	$183
Changes
Zinc price realized:
US$ price	86
Foreign exchange	28
Sales volume	(12)
Co-product and by-product revenues	13
Operating costs	7
Royalties	(35)
Net increase	87
As reported in current quarter	$270

Capital expenditures totaled $42 million, including $10 million on the re-start of Pend Oreille.

16     Teck Resources Limited 2014 Third Quarter News Release

Markets

LME zinc prices increased by 25% from a year ago and averaged US$1.05 per pound in the third quarter. Lead prices increased by 4% from a year ago and averaged US$0.99 per pound in the third quarter. Combined LME and SHFE zinc metal inventories rose by approximately 23,000 tonnes, or 3% in the third quarter. Year-to-date combined LME and SHFE zinc inventories are down 23%, or approximately 270,000 tonnes.

Zinc metal demand in the U.S. continues to be strong, driven by both good auto production, up 7.9% year-over-year to August, and construction spending, which grew by 8.2% year-over-year to August 2014. Auto production is also strong in China, up 8.6% year-over-year, which has translated into strong demand growth for zinc. Mine closures that started to occur in 2013 are expected to continue through this year and into 2015, which is expected to move the global zinc market from surplus in prior years to deficit in 2015. The global lead metal market is expected to move into deficit from 2014 onwards. Combined LME and SHFE lead inventories have risen 37,800 tonnes or 14% in the third quarter, but are down 2% year to date to the end of September.

Operations

Red Dog

Zinc production in the third quarter increased 4% due to an increase in tonnes milled in the quarter, while lead production rose by 24% primarily due to significantly higher ore grades. Operating costs in the third quarter remained similar to a year ago while royalty costs increased significantly due to higher revenues linked to rising zinc prices.

The 2014 shipping season was completed on October 20, 2014 following the shipment of 1,025,000 tonnes of zinc concentrate and 205,000 tonnes of lead concentrate compared with 1,017,000 tonnes and 183,000 tonnes respectively, for the 2013 season. This represents all of Red Dog’s concentrates available to be shipped from the operation. Sales volumes of contained zinc are estimated at approximately 183,000 tonnes in the fourth quarter of 2014.

Trail

Refined zinc production declined by 8% in the third quarter compared with a year ago due to a 20-day annual maintenance shutdown of one of the zinc feed roasters in July. Last year the annual maintenance shutdown occurred in the second quarter.

Refined lead production in the third quarter was similar to a year ago as higher levels of lead in feed material were offset by reduced online time due to several reliability issues in July. The major Kivcet smelter cold shutdown and inspection, which occurs every four years, is scheduled for the fourth quarter this year. Lead sales in the current quarter were lower than both production in the current period and sales last year, as inventory levels increased in advance of the shutdown.

Cost of concentrates decreased compared to a year ago reflecting lower production levels, partially offset by higher zinc prices.

17     Teck Resources Limited 2014 Third Quarter News Release

Pend Oreille

Pend Oreille is on schedule for re-start in December 2014 and costs are on budget. Recruiting is progressing as planned with 197 of the planned 236 positions committed and critical underground and surface equipment has been received on-site. Cumulative capital spending for the re-start project has totalled US$17 million to September 2014. The re-start project is expected to cost US$41 million.

Outlook

We now expect zinc in concentrate production, including co-product zinc production from our copper business unit, to be in the range of 615,000 to 630,000 tonnes as a result of stronger performance from Red Dog in 2014. This is higher than our original guidance of 555,000 to 585,000 tonnes.

We now expect refined zinc production from Trail to be in the range of 275,000 to 280,000 tonnes due to poor performance in the first half of the year from the aging acid plant, which was replaced in June. Our previous guidance was in the range of 280,000 to 290,000 tonnes.

18     Teck Resources Limited 2014 Third Quarter News Release

ENERGY BUSINESS UNIT

Fort Hills Project

Construction of the Fort Hills Project is progressing substantially in accordance with the project schedule. We forecast our share of incurred costs for 2014 to be approximately $800 million, including our earn-in commitments. Our share of Fort Hills cash expenditures in the first three quarters of 2014 was $421 million, including our earn-in commitments. Cash expenditures tend to lag incurred costs in the initial phase of construction.

Since sanction, the project has achieved and continues to track to key milestones. Engineering activity is progressing well, and is now over 50% complete. The capital cost and schedule outlook has not changed since we announced project sanction last October 30. First oil is still expected as early as the fourth quarter of 2017, with 90% of our planned production capacity of 180,000 barrels per day expected within 12 months.

Frontier Energy Project

The Frontier project regulatory application review continues with the provincial and federal regulators. The regulatory review period is expected to continue into the second half of 2015, making late 2015 or 2016 the earliest an approval decision is expected.

Wintering Hills Wind Power Facility

During the first three quarters of 2014, our share of the power generation from Wintering Hills was 58 GWhs. Expected power generation in 2014 is dependent on weather conditions and the anticipated 85 GWhs of power generated will result in approximately 55,000 tonnes of CO2 equivalent offsets.

OTHER OPERATING COST AND EXPENSES

Our general and administrative costs declined to $22 million from $30 million a year ago. The reduction in spending reflects the cost reduction program at head office, with reduced travel, staffing levels and lower discretionary spending.

Other operating expenses, as set out in Note 3 of our financial statements, were $41 million in the third quarter and consisted primarily of negative price adjustments of $28 million. Other operating expense in 2013 was $36 million.

The table below outlines our outstanding receivable positions, provisionally valued at September 30 and June 30, 2014.

	Outstanding at		Outstanding at
	September 30, 2014		June 30, 2014
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	224	3.04	225	3.15
Zinc	164	1.04	75	1.00

19     Teck Resources Limited 2014 Third Quarter News Release

Financing expense was $79 million in the third quarter compared with $83 million a year ago. Changes in the Fort Hills project agreements in the fourth quarter of 2013 changed the basis of accounting for the project and as a result we now capitalize interest relating to our investment in the Fort Hills project. Capitalized interest was $42 million in the third quarter versus $33 million a year ago. This was partly offset by the stronger U.S. dollar as all our debt and related interest expense is U.S. dollar denominated.

We recorded $16 million of other non-operating expenses, which consisted of foreign exchange losses of $10 million and a $6 million provision on marketable securities. In 2013, we recorded $4 million in non-operating gains, which included $10 million of foreign exchange gains less a $6 million provision on marketable securities.

Income and resource taxes for the third quarter were $151 million, or 64% of pre-tax profits, as compared to the Canadian statutory corporate income tax rate of 26%. We have provided additional deferred taxes as a result of the Chilean tax reform bill signed into law in the third quarter. Without the non-cash Chilean tax reform impact of $64 million, income and resources taxes were $87 million or 37% of pre-tax profits. The rate of 37% is higher than the Canadian statutory rate as a result of higher tax rates in foreign jurisdictions and the effect of resource taxes. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position and credit ratios are summarized in the table below:

	September 30,	December 31,
($ in millions)	2014	2013

Fixed-rate term notes	$7,131	$7,124
Other	127	137
Total debt (US$ in millions)	$7,258	$7,261

Canadian $ equivalent (1)	8,129	7,723
Less cash balances	(1,853)	(2,772)
Net debt	$6,276	$4,951

Debt to debt-plus-equity ratio (2)	30%	29%
Net-debt to net-debt-plus-equity ratio (2)	25%	21%
Average interest rate	4.8%	4.8%

Note:
1)	Translated at period end exchange rates.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

At the date of this report, we currently have $2.0 billion in cash and US$3 billion available on our revolving credit facility that matures in 2019.

20     Teck Resources Limited 2014 Third Quarter News Release

In October we renewed our debt shelf prospectus, which qualifies up to US$6.0 billion of debt securities for sale in Canada and the United States over a period of 25 months, and will facilitate access to the debt capital markets over that period as and when deemed appropriate.

Operating Cash Flow

Cash flow from operations, before changes in non-cash working capital items, was $492 million in the third quarter compared with $647 million a year ago. This reduction is primarily due to significantly lower coal prices in the quarter.

Changes in non-cash working capital items provided a source of cash of $62 million in the third quarter. Changes to non-cash working capital were minimal in the third quarter of 2013.

Investing Activities

Expenditures on property, plant and equipment were $343 million in the third quarter and included $99 million on sustaining capital, $36 million on major enhancement projects and $208 million on new mine development. The largest components of sustaining expenditures were $36 million at our coal operations. Major enhancement expenditures included $7 million at Highland Valley Copper, $17 million at our coal operations and $10 million at Pend Oreille. New mine development expenditures included $173 million for our share of Fort Hills spending and $13 million for Quebrada Blanca Phase 2.

Capitalized stripping expenditures were $145 million in the third quarter of 2014 compared with $160 million a year ago. The majority of this item constitutes the preparation of pits for future production at our coal mines.

Financing Activities

Financing activities in the third quarter totalled $437 million and were primarily comprised of debt interest payments of $156 million and payment for our semi-annual dividend that totaled $259 million. Financing activities in the same period a year ago totalled $423 million.

OUTLOOK

We continue to experience challenging markets for our products and prices for some of our products have declined significantly in 2014. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business. Demand for our products, particularly coal, remains strong. However, increased supply from Australian mines has put downward pressure on coal prices. While we believe that the longer term fundamentals for steelmaking coal, copper and zinc are favorable, the weakness in some of these markets may persist for some time. We are also significantly affected by foreign exchange rates. For the nine months to September 30, 2014, the U.S. dollar has strengthened by approximately 5% against the Canadian dollar, which has had a positive effect on the profitability of our Canadian operations. It will, to a lesser extent, put upward pressure on the portion of our operating costs and capital spending that is denominated in U.S. dollars.

21     Teck Resources Limited 2014 Third Quarter News Release

We have committed an estimated $2.9 billion on the development of the Fort Hills oil sands project, of which $421 million has been expended to date. We have access to credit lines which are expected to be sufficient to meet our capital commitments and working capital needs over this period. We are taking further steps to manage our capital spending profile and we continuously monitor all aspects of our cost reduction program, our capital spending and key markets as conditions evolve.

Capital Expenditures

We have further reduced our sustaining and development capital expenditures through the deferral of equipment purchases and by reducing spending on certain development projects. As a result, our original 2014 capital expenditure forecast of $1.9 billion has been reduced by approximately $375 million to $1.5 billion. Timing of cash expenditures at Fort Hills accounts for approximately $225 million of the reduction, while the balance relates to our cost reduction program.

The amount and timing of actual capital expenditures is also dependent upon being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated. We may change capital spending plans for the balance of this year and next, depending on commodity markets, our financial position, results of feasibility studies and other factors.

Our forecast of approved capital expenditures is expected to be approximately $1.5 billion and is summarized in the following table:

($ in millions)	Sustaining	Major Enhancement	New Mine Development	Total

Coal	$180	$60	$15	$255
Copper	160	100	90	350
Zinc	145	50	10	205
Energy	-	-	705	705
Corporate	15	-	-	15
	$500	$210	$820	$1,530

We also expect to spend $700 million on capitalized stripping preparing mining areas for future production, which is unchanged from our previous guidance.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at September 30, 2014, $6.4 billion of our U.S. dollar denominated debt is designated as a hedge against our U.S. dollar denominated foreign operations. As a result, any foreign exchange gains or losses arising on that amount of our U.S.

22     Teck Resources Limited 2014 Third Quarter News Release

dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, foreign exchange forward sales contracts, metal-related forward contracts and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2014			2013				2012
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenues	$2,250	$2,009	$2,084	$2,376	$2,524	$2,152	$2,330	$2,730	$2,505

Gross profit	412	295	405	546	597	582	701	825	827

EBITDA	651	558	557	766	815	670	902	653	861

Profit attributable to shareholders	84	80	69	232	267	143	319	200	256

Earnings per share	$0.14	$0.14	$0.12	$0.40	$0.46	$0.25	$0.55	$0.34	$0.44

Cash flow from operations	554	436	545	769	656	690	763	911	729

OUTSTANDING SHARE DATA

As at October 28, 2014 there were 566.8 million Class B subordinate voting shares and 9.4 million Class A common shares outstanding. In addition, there were 10.7 million director and employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 20 of our 2013 year end financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal control over financial reporting during the quarter ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

23     Teck Resources Limited 2014 Third Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in Cdn$ millions)	2014	2013	2014	2013

REVENUE
Coal	$798	$1,088	$2,511	$3,150

Copper
Highland Valley Copper	229	206	719	662
Antamina	151	226	478	572
Quebrada Blanca	91	102	281	311
Carmen de Andacollo	129	153	376	466
Duck Pond	26	27	67	73
Other	2	-	9	7
	628	714	1,930	2,091

Zinc
Trail	438	415	1,280	1,323
Red Dog	459	354	814	594
Other	3	8	8	11
Inter-segment sales	(77)	(56)	(202)	(167)
	823	721	1,900	1,761
Energy	1	1	2	4
TOTAL REVENUE	$2,250	$2,524	$6,343	$7,006

GROSS PROFIT (LOSS)
Coal	$8	$217	$145	$840

Copper
Highland Valley Copper	64	48	228	211
Antamina	90	156	277	381
Quebrada Blanca	(8)	-	(28)	11
Carmen de Andacollo	23	30	57	117
Duck Pond	(2)	(6)	(11)	(3)
Other	2	(2)	6	2

	169	226	529	719

Zinc
Trail	28	8	64	41
Red Dog	206	143	374	270
Other	1	3	-	8

	235	154	438	319
Energy	-	-	-	2
TOTAL GROSS PROFIT	$412	$597	$1,112	$1,880

24     Teck Resources Limited 2014 Third Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the table below:

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in Cdn$ millions)	2014	2013	2014	2013

OPERATING COSTS
Coal	$357	$379	$1,081	$993

Copper
Highland Valley Copper	114	122	342	339
Antamina	35	51	116	125
Quebrada Blanca	65	76	195	221
Carmen de Andacollo	77	91	227	258
Duck Pond	16	22	45	47
Other	-	2	3	5
	307	364	928	995

Zinc
Trail	98	97	290	291
Red Dog	95	98	167	141
Other	1	-	5	(2)
	$194	$195	$462	$430

Energy	-	-	-	-
Total operating costs	$858	$938	$2,471	$2,418

TRANSPORTATION COSTS
Coal	$251	$289	$743	$771

Copper
Highland Valley Copper	10	9	30	25
Antamina	4	7	14	17
Quebrada Blanca	2	1	5	5
Carmen de Andacollo	6	8	21	23
Duck Pond	1	2	4	4
	23	27	74	74

Zinc
Trail	30	26	89	82
Red Dog	46	40	92	73
Other	1	5	3	5
	77	71	184	160
Total transportation costs	$351	$387	$1,001	$1,005

CONCENTRATE PURCHASES

Trail	$266	$270	$791	$871
Inter-segment purchases	(77)	(56)	(202)	(167)
Total concentrate purchases	$189	$214	$589	$704

25     Teck Resources Limited 2014 Third Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in Cdn$ millions)	2014	2013	2014	2013

ROYALTY COSTS
Coal	$3	$3	$8	$9
Copper
Highland Valley Copper	4	-	7	-
Antamina	2	5	17	14
Duck Pond	-	-	1	1
	6	5	25	15

Zinc
Red Dog	93	58	134	71
Total royalty costs	$102	$66	$167	$95

DEPRECIATION AND AMORTIZATION
Coal	$179	$200	$534	$537

Copper
Highland Valley Copper	37	27	112	87
Antamina	20	7	54	35
Quebrada Blanca	32	25	109	74
Carmen de Andacollo	23	24	71	68
Duck Pond	11	9	28	24
	123	92	374	288

Zinc
Trail	16	14	46	38
Red Dog	19	15	47	39
	35	29	93	77
Energy	1	1	2	2
Total depreciation and amortization	$338	$322	$1,003	$904
TOTAL COST OF SALES	$1,838	$1,927	$5,231	$5,126

26     Teck Resources Limited 2014 Third Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in Cdn$ millions)	2014	2013	2014	2013

Coal	$81	$98	$349	$359

Copper
Highland Valley Copper	29	30	96	81
Antamina	16	14	47	52
Quebrada Blanca	8	11	25	39
Carmen de Andacollo	2	1	3	3
	55	56	171	175

Zinc
Red Dog	9	6	28	25
Total	$145	$160	$548	$559

27     Teck Resources Limited 2014 Third Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended September 30,		Nine months ended September 30,
Coal	2014	2013	2014	2013

Waste production (million BCM’s)	71.9	64.9	205.2	191.9
Clean coal production (million tonnes)	6.8	6.7	19.9	18.9

Clean coal strip ratio (waste BCM’s/coal tonnes)	10.1:1	9.3:1	9.9:1	9.7:1
Sales (million tonnes)	6.7	7.5	19.7	20.4

Highland Valley Copper

Tonnes mined (000's)	32,318	27,634	91,982	80,773
Tonnes milled (000's)	12,755	10,295	36,212	33,111

Copper
Grade (%)	0.27	0.28	0.30	0.28
Recovery (%)	85.1	88.5	85.2	85.5
Production (000's tonnes)	29.7	25.5	92.0	79.5
Sales (000's tonnes)	29.6	27.1	93.6	83.2
Molybdenum
Production (million pounds)	1.6	1.0	3.9	4.4
Sales (million pounds)	1.5	1.3	3.8	4.6

Antamina

Tonnes mined (000's)	54,675	56,428	150,309	160,714
Tonnes milled (000's)
Copper-only ore	7,735	9,569	26,088	24,021
Copper-zinc ore	4,635	2,195	10,767	10,497

	12,370	11,764	36,855	34,518
Copper (1)
Grade (%)	0.81	1.21	0.86	1.05
Recovery (%)	80.6	89.6	83.1	87.0
Production (000's tonnes)	79.2	128.6	261.0	312.8
Sales (000's tonnes)	81.1	126.9	255.6	299.3

Zinc (1)
Grade (%)	1.88	2.12	1.72	2.25
Recovery (%)	86.1	83.6	83.8	85.1
Production (000's tonnes)	73.2	44.1	153.5	201.6
Sales (000's tonnes)	45.6	56.7	132.5	192.3

Molybdenum
Production (million pounds)	0.2	2.9	2.6	7.5
Sales (million pounds)	0.3	2.7	3.5	7.0

Notes:
(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

28     Teck Resources Limited 2014 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
Quebrada Blanca	2014	2013	2014	2013

Tonnes mined (000's)	9,575	14,296	25,885	43,904
Tonnes placed (000's)
Heap leach ore	1,705	1,462	4,369	4,490
Dump leach ore	2,404	2,912	5,521	8,534

	4,109	4,374	9,890	13,024
Grade (SCu%) (1)
Heap leach ore	0.68	0.66	0.70	0.71
Dump leach ore	0.25	0.26	0.25	0.25

Production (000's tonnes)
Heap leach ore	7.9	7.2	23.5	21.8
Dump leach ore	3.4	5.6	12.1	18.3

	11.3	12.8	35.6	40.1
Sales (000's tonnes)	11.9	13.7	36.6	40.7

Notes:
(1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

Carmen de Andacollo

Tonnes mined (000’s)	7,183	7,397	22,216	19,917
Tonnes milled (000’s)	4,048	4,723	13,223	13,211
Copper
Grade (%)	0.44	0.45	0.43	0.49
Recovery (%)	84.9	87.2	86.4	87.4
Production (000’s tonnes)	14.9	18.6	49.7	56.2
Sales (000’s tonnes)	16.8	20.4	51.3	60.3

Gold (1)
Production (000’s ounces)	10.4	17.7	35.2	53.1
Sales (000’s ounces)	10.6	18.3	31.8	54.3

Copper cathode
Production (000’s tonnes)	1.0	0.9	3.2	3.0
Sales (000’s tonnes)	1.0	1.0	3.1	3.0

Note:
(1)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc.

Duck Pond

Tonnes mined (000's)	268	207	585	490
Tonnes milled (000’s)	183	156	485	430
Copper
Production (000's tonnes)	3.8	3.7	11.0	10.2
Sales (000's tonnes)	3.8	3.8	9.4	9.1
Zinc
Production (000's tonnes)	4.7	3.7	13.3	9.5
Sales (000's tonnes)	3.0	3.8	10.1	11.9

29     Teck Resources Limited 2014 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
Trail	2014	2013	2014	2013

Concentrate treated (000’s tonnes)
Zinc	127	139	375	410
Lead	37	39	110	113
Metal production
Zinc (000's tonnes)	70.3	76.4	204.3	221.2
Lead (000's tonnes)	23.6	23.9	66.5	65.5
Silver (million ounces)	5.7	5.7	16.7	16.5
Gold (000's ounces)	13.7	14.9	40.2	42.9

Metal sales
Zinc (000's tonnes)	70.2	77.8	204.2	221.0
Lead (000's tonnes)	19.2	23.0	60.2	63.6
Silver (million ounces)	5.5	5.8	16.4	16.3
Gold (000's ounces)	13.1	15.1	40.4	46.2

Red Dog

Tonnes mined (000's)	2,032	1,410	6,033	5,798
Tonnes milled (000's)	1,079	1,030	3,202	2,868
Zinc
Grade (%)	16.5	16.3	16.6	17.0
Recovery (%)	83.0	84.9	82.9	84.1
Production (000's tonnes)	147.7	142.5	440.9	409.4
Sales (000's tonnes)	182.7	174.3	415.1	356.8
Lead
Grade (%)	4.5	3.8	4.4	3.9
Recovery (%)	59.8	60.3	60.7	64.3
Production (000's tonnes)	29.1	23.4	85.2	71.3
Sales (000's tonnes)	63.8	59.8	63.8	59.8

30     Teck Resources Limited 2014 Third Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”). This document refers to gross profit before depreciation and amortization, EBITDA, adjusted profit, adjusted earnings per share, cash unit costs, adjusted cash costs of sales, cash margins for by-products, adjusted revenue, net debt, debt to debt-plus-equity ratio, and the net debt to net debt-plus-equity ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (“GAAP”) in the United States.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. This both highlights these items and allows us to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit.

Unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average London Metal Exchange prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the contained copper in concentrates, which constitutes payable pounds. Adjusted revenue excludes the revenue from co-products and by-products, but adds back the processing and refining allowances to arrive at the value of the underlying payable pounds of copper. Readers may compare this on a per unit basis with the price of copper on the London Metal Exchange.

Adjusted cash cost of sales is defined as the cost of the product as it leaves the mine, excluding depreciation and amortization charges. It is common practice in the industry to exclude depreciation and amortization as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper we also deduct the costs of by-products and co-products. Total cash unit costs include the smelter and refining allowances added back in determining adjusted revenue. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper in order to assess the margin. Unit costs, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and

31     Teck Resources Limited 2014 Third Quarter News Release

reclassifying cost and revenue items, distorts our actual production costs as determined under GAAP.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. These measures are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Reconciliation of EBITDA

	Three months ended September 30,		Nine months ended September 30,
($ in millions)	2014	2013	2014	2013

Profit attributable to shareholders	$84	$267	$233	$729
Finance expense net of finance income	78	82	220	255
Provision for income and resource taxes	151	144	310	499
Depreciation and amortization	338	322	1,003	904
EBITDA	$651	$815	$1,766	$2,387

32     Teck Resources Limited 2014 Third Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
($ in millions)	2014	2013	2014	2013

Gross profit	$412	$597	$1,112	$1,880
Depreciation and amortization	338	322	1,003	904
Gross profit before depreciation and amortization	$750	$919	$2,115	$2,784
Reported as:
Coal	$187	$417	$679	$1,377

Copper
Highland Valley Copper	101	75	340	298
Antamina	110	163	331	416
Quebrada Blanca	24	25	81	85
Carmen de Andacollo	46	54	128	185
Duck Pond	9	3	17	21
Other	2	(2)	6	2
	292	318	903	1,007

Zinc
Trail	44	22	110	79
Red Dog	225	158	421	309
Other	1	3	-	8
	270	183	531	396

Energy	1	1	2	4
Gross profit before depreciation and amortization	$750	$919	$2,115	$2,784

33     Teck Resources Limited 2014 Third Quarter News Release

Coal Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions, except where noted)	2014	2013	2014	2013

Cost of sales as reported (1)	$790	$871	$2,366	$2,310
Less:
Transportation	(251)	(289)	(743)	(771)
Depreciation and amortization	(179)	(200)	(534)	(537)
Inventory write-down	(22)	-	(66)	-
Adjusted cash cost of sales	$338	$382	$1,023	$1,002
Tonnes sold (millions)	6.7	7.5	19.7	20.4

Adjusted per unit costs - Cdn$/tonne
Adjusted cost of sales	$50	$50	$52	$49
Transportation	38	38	38	38
Inventory write-down	3	-	3	-
Cash unit costs - Cdn$/tonne	$91	$88	$93	$87

US$ AMOUNTS
Average exchange rate (Cdn$ per US$1.00)	$1.09	$1.04	$1.09	$1.02
Adjusted per unit costs - US$/tonne (2)
Adjusted cost of sales	$46	$48	$47	$48
Transportation	35	37	35	37
Inventory write-down	3	-	3	-
Cash unit costs - US$/tonne	$84	$85	$85	$85

Notes:
(1)	As reported in our segmented information note included with our consolidated financial statements.
(2)	Average period exchange rates are used to convert to US$/tonne equivalent.

34     Teck Resources Limited 2014 Third Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions, except where noted)	2014	2013	2014	2013

Revenue as reported (1)	$628	$714	$1,930	$2,091
By-product revenue (A) (2)	(71)	(75)	(194)	(246)
Smelter processing charges	42	38	126	102
Adjusted revenue	$599	$677	$1,862	$1,947

Cost of sales as reported (1)	$459	$488	$1,401	$1,372
Less:
Depreciation and amortization	(123)	(92)	(374)	(288)
By-product cost of sales (B) (2)	(8)	(6)	(24)	(28)
Adjusted cash cost of sales	$328	$390	$1,003	$1,056

Payable pounds sold (millions) (C)	173.8	202.1	537.9	563.4

Adjusted per unit cash costs - Cdn$/pound
Adjusted cash cost of sales	$1.89	$1.94	$1.86	$1.88
Smelter processing charges	0.25	0.19	0.24	0.18
Total cash unit costs - Cdn$/pound (D)	$2.14	$2.13	$2.10	$2.06

Cash margin for by-products – Cdn$/pound ((A - B)/C =(G)) (2)	$(0.36)	$(0.34)	$(0.32)	$(0.39)
Net cash unit cost Cdn$/pound (D - G) (3)	$1.78	$1.79	$1.78	$1.67

US$ AMOUNTS
Average exchange rate (Cdn$ per US$1.00) (E)	$1.09	$1.04	$1.09	$1.02

Adjusted per unit costs – US$/pound (4)
Adjusted cash cost of sales	$1.74	$1.87	$1.70	$1.84
Smelter processing charges	0.23	0.18	0.22	0.18
Total cash unit costs - US$/pound (F) (2)	$1.97	$2.05	$1.92	$2.02

Cash margin for by-products – US$/pound (G/E = H)	$(0.33)	$(0.32)	$(0.29)	$(0.38)
Net cash unit costs – US$/pound (F - H)	$1.64	$1.73	$1.63	$1.64

Notes:
(1)	As reported in our segmented information note included with our consolidated financial statements.
(2)	By-products includes both by-products and co-products.
(3)	Net unit cost cash cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization.
(4)	Average period exchange rates are used to convert to US$/lb equivalent.

35     Teck Resources Limited 2014 Third Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the headings “Outlook,” that appear in this release but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated costs and production at our business units and individual operations and expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of coal contracts with customers), plans and expectations for our development projects, expected progress, costs and outcomes of our various projects and investments, including but not limited to those described in the discussions of our operations, the potential savings that may be realized under our cost reduction program, the impact of currency exchange rates, the expected timing of restarting the Pend Oreille zinc operation, the expected timing of production at the Fort Hills oil sands project, expectations regarding fourth quarter coal sales levels and cost of product sold, forecast copper unit costs, the amount of our portion of the 2014 expenditures for the Fort Hills oil sands project, the expectation that the Fort Hills oil sands project will provide us with significant cash flows and the life of the project, the Frontier application timing milestones, costs associated with our Elk Valley water management and timing of approval of our Elk Valley Water Quality Plan, anticipated capital expenditures, expectations that we have sufficient credit capacity to meet capital commitments and working capital over the next four years, and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or

36     Teck Resources Limited 2014 Third Quarter News Release

other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and construction and production schedules may be adjusted by our partners.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated coal sales volumes and average coal prices for the quarter depend on timely arrival of vessels and performance of our coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2013, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2014 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Wednesday, October 29, 2014. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

37     Teck Resources Limited 2014 Third Quarter News Release

Teck Resources Limited

Condensed Interim Consolidated Financial Statements

For the Nine Months Ended September 30, 2014
(Unaudited)

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions, except for share data)	2014	2013	2014	2013

Revenues	$2,250	$2,524	$6,343	$7,006

Cost of sales	(1,838)	(1,927)	(5,231)	(5,126)
Gross profit	412	597	1,112	1,880

Other operating expenses
General and administration	(22)	(30)	(83)	(98)
Exploration	(14)	(27)	(40)	(66)
Research and development	(5)	(4)	(15)	(10)
Other operating income (expense) (Note 3)	(41)	(36)	(180)	(136)
Profit from operations	330	500	794	1,570

Finance income	1	1	3	3
Finance expense (Note 4)	(79)	(83)	(223)	(258)
Non-operating income (expense) (Note 5)	(16)	4	(15)	(46)
Share of losses of associates	-	(2)	(2)	(3)
Profit before tax	236	420	557	1,266

Provision for income and resource taxes	(151)	(144)	(310)	(499)
Profit for the period	$85	$276	$247	$767

Profit attributable to:
Shareholders of the company	$84	$267	$233	$729
Non-controlling interests	1	9	14	38
Profit for the period	$85	$276	$247	$767

Earnings per share
Basic	$0.14	$0.46	$0.40	$1.26

Diluted	$0.14	$0.46	$0.40	$1.26

Weighted average shares outstanding (millions)	576.1	576.2	576.2	579.0

Shares outstanding at end of period (millions)	576.1	576.2	576.1	576.2

39     Teck Resources Limited 2014 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions)	2014	2013	2014	2013

Profit	$85	$276	$247	$767

Other comprehensive income (loss) in the period
Items that may be subsequently reclassified to profit
Currency translation differences (net of taxes of $44, $(20), $48 and $33)	70	(46)	84	82
Change in fair value of available-for-sale financial instruments (net of taxes of $1, $(20), $(1) and $2)	(9)	143	9	(18)
Cash flow hedges (net of taxes of $3, $(3), $1 and $(1))	(9)	7	(2)	1
	52	104	91	65
Items that will not be reclassified to profit
Remeasurements of retirement benefit plans (net of taxes of $4, $(12), $8 and $(87))	(9)	24	(6)	185
Total other comprehensive income (loss) for the period	43	128	85	250
Total comprehensive income for the period	$128	$404	$332	$1,017

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$39	$130	$81	$247
Non-controlling interests	4	(2)	4	3
	$43	$128	$85	$250

Total comprehensive income attributable to:
Shareholders of the company	$123	$397	$314	$976
Non-controlling interests	5	7	18	41
	$128	$404	$332	$1,017

40     Teck Resources Limited 2014 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions)	2014	2013	2014	2013

Operating activities
Profit	$85	$276	$247	$767
Adjustments:
Depreciation and amortization	338	322	1,003	904
Provision (recovery) for deferred income and resource taxes	3	(18)	(12)	97
Share of losses of associates	-	2	2	3
Loss on sale of investments and assets	1	-	1	-
Foreign exchange (gains) losses	10	(10)	6	14
Finance expense	79	83	223	258
Other	(24)	(8)	12	(36)
	492	647	1,482	2,007
Net change in non-cash working capital items	62	9	53	102
	554	656	1,535	2,109
Investing activities
Purchase of property, plant and equipment	(343)	(486)	(1,078)	(1,317)
Capitalized stripping costs	(145)	(160)	(548)	(559)
Expenditures on financial investments and other assets	(6)	(85)	(32)	(278)
Proceeds from the sale of investments and other assets	12	-	17	4
	(482)	(731)	(1,641)	(2,150)
Financing activities
Issuance of debt	-	-	12	-
Repayment of debt	(16)	(6)	(54)	(24)
Debt interest paid	(156)	(150)	(347)	(324)
Issuance of Class B subordinate voting shares	-	1	-	1
Purchase and cancellation of Class B subordinate voting shares	-	-	(5)	(176)
Dividends paid	(259)	(259)	(518)	(521)
Distributions to non-controlling interests	(6)	(9)	(17)	(34)
	(437)	(423)	(929)	(1,078)

Effect of exchange rate changes on cash and cash equivalents	87	(51)	116	102

Decrease in cash and cash equivalents	(278)	(549)	(919)	(1,017)

Cash and cash equivalents at beginning of period	2,131	2,799	2,772	3,267
Cash and cash equivalents at end of period	$1,853	$2,250	$1,853	$2,250

41     Teck Resources Limited 2014 Third Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	September 30,	December 31,
(Cdn$ in millions)	2014	2013

ASSETS

Current assets
Cash and cash equivalents	$1,853	$2,772
Current income and resource taxes receivable	63	71
Trade accounts receivable	1,028	1,232
Inventories	1,835	1,695

	4,779	5,770

Financial and other assets	807	746
Investments in associates	31	24
Property, plant and equipment	28,760	27,811
Deferred income and resource tax assets (Note 7)	378	164
Goodwill	1,692	1,668
	$36,447	$36,183

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,465	$1,784
Dividends payable (Note 8(d))	-	259
Current income and resource taxes payable	52	61
Debt (Note 6)	80	59
	1,597	2,163

Debt (Note 6)	8,049	7,664
Deferred income and resource tax liabilities (Note 7)	6,129	5,908
Retirement benefit liabilities	551	479
Other liabilities and provisions	1,237	1,158

Equity
Attributable to shareholders of the company	18,662	18,597
Attributable to non-controlling interests	222	214
	18,884	18,811
	$36,447	$36,183

42     Teck Resources Limited 2014 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Nine months ended September 30,
(Cdn$ in millions)	2014	2013

Class A common shares	$7	$7

Class B subordinate voting shares
Beginning of period	6,503	6,699
Share repurchase	(2)	(73)
Issued on exercise of options	1	1
Provision for tax benefit	-	(124)
End of period	6,502	6,503

Retained earnings
Beginning of period	11,853	11,291
Profit for the period attributable to shareholders of the company	233	729
Dividends declared	(259)	(259)
Share repurchase	(2)	(102)
Remeasurements of retirement benefit plans	(6)	185
End of period	11,819	11,844

Contributed surplus
Beginning of period	130	113
Share option compensation expense	13	13
Transfer to Class B subordinate voting shares on exercise of options	-	(1)
End of period	143	125

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 8(b))
Beginning of period	104	(35)
Other comprehensive income	81	247
Less remeasurements of retirement benefit plans recorded in retained earnings	6	(185)
End of period	191	27

Non-controlling interests
Beginning of period	214	189
Profit for the period attributed to non-controlling interests	14	38
Other comprehensive income	4	3
Other	7	4
Dividends or distributions	(17)	(34)
End of period	222	200
Total equity	$18,884	$18,706

43     Teck Resources Limited 2014 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”).

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements. The Board of Directors approved these financial statements for issue on October 28, 2014.

2.	NEW IFRS PRONOUNCEMENTS

Revenue from Contracts with Customers

In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and United States Generally Accepted Accounting Principles (“US GAAP”). As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

IFRS 15 will be effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. We are currently assessing the effect of this standard on our financial statements.

Financial Instruments

The IASB issued its completed version of IFRS 9, Financial Instruments (“IFRS 9”) in July 2014. The completed standard provides revised guidance on the classification and measurement of financial assets. It also introduces a new expected credit loss model for calculating impairment for financial assets. The new hedging guidance that was issued in November 2013 is incorporated into this new final standard.

This final version of IFRS 9 will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the effect of this standard on our financial statements.

44     Teck Resources Limited 2014 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

3.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions)	2014	2013	2014	2013

Pricing adjustments	$(28)	$24	$(60)	$(72)
Share-based compensation (Note 8(a))	(3)	(19)	(16)	(13)
Provision for closed properties	6	3	(6)	24
Environmental costs	(2)	(11)	(17)	(13)
Care and maintenance	(2)	(3)	(12)	(8)
Write-down on operating assets	-	-	(12)	-
Social responsibility and donations	(3)	(18)	(11)	(21)
Derivatives	4	2	-	3
Restructuring	(2)	-	(10)	-
Gain (loss) on operating assets	(1)	(14)	(1)	(19)
Other	(10)	-	(35)	(17)
	$(41)	$(36)	$(180)	$(136)

4.	FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions)	2014	2013	2014	2013

Debt interest	$95	$90	$285	$266
Discount and financing fee amortization	2	2	5	4
Less capitalized interest	(42)	(33)	(137)	(89)

	55	59	153	181
Net interest expense on retirement benefit plans	4	7	12	21
Decommissioning and restoration provision accretion	18	14	52	50
Other	2	3	6	6
	$79	$83	$223	$258

5.	NON-OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions)	2014	2013	2014	2013

Foreign exchange gains (losses)	$(10)	$10	$(6)	$(14)
Provision for marketable securities	(6)	(6)	(6)	(31)
Other	-	-	(3)	(1)
	$(16)	$4	$(15)	$(46)

45     Teck Resources Limited 2014 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	DEBT

(Cdn$ in millions)	September 30, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

5.375% notes due October 2015 (US$300 million)	$336	$350	$318	$342
3.15% notes due January 2017 (US$300 million)	335	347	318	330
3.85% notes due August 2017 (US$300 million)	333	354	315	338
2.5% notes due February 2018 (US$500 million)	556	561	528	537
3.0% notes due March 2019 (US$500 million)	557	557	527	530
4.5% notes due January 2021 (US$500 million)	556	582	528	538
4.75% notes due January 2022 (US$700 million)	779	810	739	753
3.75% notes due February 2023 (US$750 million)	829	797	787	745
6.125% notes due October 2035 (US$700 million)	769	821	729	731
6.0% notes due August 2040 (US$650 million)	724	732	688	668
6.25% notes due July 2041 (US$1,000 million)	1,107	1,148	1,051	1,078
5.2% notes due March 2042 (US$500 million)	552	516	524	473
5.4% notes due February 2043 (US$500 million)	554	525	526	494
Antamina senior revolving credit facility due April 2015	25	25	24	24
Other	117	117	121	121
	8,129	8,242	7,723	7,702
Less current portion of long-term debt	(80)	(80)	(59)	(59)
	$8,049	$8,162	$7,664	$7,643

The fair values of debt are determined using market values where available and discounted cash flows based on our cost of borrowing for other items.

7.	INCOME AND RESOURCE TAXES

a)	Internal Reorganization

During the first quarter, we completed an internal reorganization that transferred certain mining assets previously held by our wholly-owned subsidiaries to the parent company. This had the effect of reclassifying approximately $260 million from our deferred tax liabilities to our deferred tax assets.

b)	Chile Tax Reform

In the quarter, the Chilean Government enacted a comprehensive tax reform bill. We have adjusted our deferred tax liability related to our Chilean operations and investments based on the legislated tax rates we expect to apply, resulting in a non-cash charge to profit of $64 million.

46     Teck Resources Limited 2014 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.	EQUITY

a)	Share-Based Compensation

During the first three quarters of 2014, we granted 3,205,905 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $26.22, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $7.36 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 1.62%, a dividend yield of 3.43% and an expected volatility of 41%.

During the first three quarters of 2014, we issued 1,016,601 deferred, restricted and performance share units to employees and directors. Deferred, restricted and performance share units issued vest immediately for directors and vest in three years for employees. Furthermore, the performance share units have a performance vesting criterion that may increase or decrease the number of units ultimately vested. The total number of deferred, restricted and performance share units outstanding at September 30, 2014 was 3,566,833.

A share-based compensation expense (recovery) of $3 million (2013 - $19 million) and $16 million (2013 - $13 million) was recorded for the three months and nine months ended September 30, 2014, respectively, in respect of all outstanding share options and units.

b)	Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income (loss) are:

	September 30,	September 30,
(Cdn$ in millions)	2014	2013

Currency translation adjustment	$187	$43
Unrealized gain (loss) on available-for-sale financial assets (net of tax of $(1) and $2)	14	(18)
Unrealized gain (loss) on cash flow hedges (net of tax of $2 and $(1))	(4)	1
	$197	$26

Accumulated other comprehensive income (loss) attributable to:
Shareholders of the company	$191	$27
Non-controlling interests	6	(1)
	$197	$26

c)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In July 2014, we renewed our normal course issuer bid, under which we may purchase up to 20 million Class B subordinate voting shares during the period starting July 2, 2014 and ending on July 1, 2015. To date in 2014, no shares have been purchased under this bid and 200,000 shares have been repurchased pursuant to our previous issuer bid.

47     Teck Resources Limited 2014 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.	EQUITY, continued

d)	Dividends

Dividends of $0.45 per share were declared on our Class A common shares and Class B subordinate voting shares with a record date of June 16, 2014 and were paid on July 2, 2014.

9.	SEGMENT INFORMATION

Based on the principal products we produce and our development projects, we have five reportable segments - coal, copper, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out at arm’s length.

	Three months ended September 30, 2014
(Cdn$ in millions)	Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	798	628	900	1	-	2,327
Less: Inter-segment revenues	-	-	(77)	-	-	(77)
Revenues	798	628	823	1	-	2,250
Cost of sales	(790)	(459)	(588)	(1)	-	(1,838)
Gross profit	8	169	235	-	-	412
Other operating income (expenses)	(2)	(54)	8	-	(34)	(82)
Profit from operations	6	115	243	-	(34)	330

Net finance expense	(11)	(5)	(8)	-	(54)	(78)
Non-operating income (expenses)	-	-	-	-	(16)	(16)
Share of profit (loss) from associates	-	-	-	-	-	-
Profit before tax	(5)	110	235	-	(104)	236
Capital expenditures	139	111	51	184	3	488

48     Teck Resources Limited 2014 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

9.	SEGMENT INFORMATION, continued

	Three months ended September 30, 2013
(Cdn$ in millions)	Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	1,088	714	777	1	-	2,580
Less: Inter-segment revenues	-	-	(56)	-	-	(56)
Revenues	1,088	714	721	1	-	2,524
Cost of sales	(871)	(488)	(567)	(1)	-	(1,927)
Gross profit	217	226	154	-	-	597
Other operating income (expenses)	(26)	15	(21)	-	(65)	(97)
Profit from operations	191	241	133	-	(65)	500

Net finance expense	(9)	(6)	(8)	-	(59)	(82)
Non-operating income (expenses)	-	-	-	-	4	4
Share of losses of associates	-	-	-	-	(2)	(2)
Profit before tax	182	235	125	-	(122)	420
Capital expenditures	232	337	61	9	7	646

	Nine months ended September 30, 2014
(Cdn$ in millions)	Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	2,511	1,930	2,102	2	-	6,545
Less: Inter-segment revenues	-	-	(202)	-	-	(202)
Revenues	2,511	1,930	1,900	2	-	6,343
Cost of sales	(2,366)	(1,401)	(1,462)	(2)	-	(5,231)
Gross profit	145	529	438	-	-	1,112
Other operating income (expenses)	(14)	(116)	(27)	-	(161)	(318)
Profit from operations	131	413	411	-	(161)	794

Net finance expense	(30)	(17)	(24)	-	(149)	(220)
Non-operating income (expenses)	-	-	-	-	(15)	(15)
Share of profit (loss) from associates	-	-	-	-	(2)	(2)
Profit before tax	101	396	387	-	(327)	557
Capital expenditures	536	429	150	498	13	1,626
Goodwill	1,203	489	-	-	-	1,692
Total assets	17,568	9,780	3,377	2,978	2,744	36,447

49     Teck Resources Limited 2014 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

9.	SEGMENT INFORMATION, continued

	Nine months ended September 30, 2013
(Cdn$ in millions)	Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	3,150	2,091	1,928	4	-	7,173
Less: Inter-segment revenues	-	-	(167)	-	-	(167)
Revenues	3,150	2,091	1,761	4	-	7,006
Cost of sales	(2,310)	(1,372)	(1,442)	(2)	-	(5,126)
Gross profit	840	719	319	2	-	1,880
Other operating income (expenses)	(26)	(116)	(25)	-	(143)	(310)
Profit from operations	814	603	294	2	(143)	1,570

Net finance expense	(34)	(14)	(26)	-	(181)	(255)
Non-operating income (expenses)	-	-	-	(2)	(44)	(46)
Share of profit (loss) from associates	-	-	-	-	(3)	(3)

Profit before tax	780	589	268	-	(371)	1,266
Capital expenditures	695	945	161	55	20	1,876
Goodwill	1,203	450	-	-	-	1,653
Total assets	17,608	8,953	4,179	2,099	2,080	34,919

10.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2014, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (“TAI”) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metal Ltd. (“TML”) in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) for response costs, the amount of which will be determined in a subsequent phase of the case.

50     Teck Resources Limited 2014 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	CONTINGENCIES, continued

In October 2013, the Confederated Tribes of the Colville Reservation filed an omnibus motion with the District Court seeking an order stating that they are permitted to seek recovery from TML for environmental response costs, and in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML's Trail Operations. Prior allegations by the Tribes related solely to solid and liquid materials discharged to the Columbia River. The motion does not state the amount of response costs allegedly attributable to aerial emissions, nor did it attempt to define the extent of natural resource damages, if any, attributable to past smelter operations. In December 2013, the District Court ruled in favour of the plaintiffs. The plaintiffs have subsequently filed amended pleadings in relation to air emissions, and TML has filed a responsive motion to strike the air claims on the basis that CERCLA does not apply to air emissions in the manner proposed by the plaintiffs. The Court has ruled in favour of plaintiffs and TML has filed a motion seeking reconsideration of that decision.

A hearing with respect to liability in connection with air emissions, if that claim survives, and past response costs is now expected to take place in December 2015 and a subsequent hearing, with respect to claims for natural resource damages and assessment costs, is expected to follow, assuming the remedial investigation and feasibility study being undertaken by TAI are completed, which is now expected to occur in 2017.

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

11.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

12.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Marketable equity securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

51     Teck Resources Limited 2014 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

12.	FAIR VALUE MEASUREMENTS, continued

Level 2 – Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. The significant inputs are obtained from or corroborated with market data. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at September 30, 2014 and December 31, 2013 are summarized in the following table:

(Cdn$ in millions)	September 30, 2014				December 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Marketable equity securities	$280	$-	$-	$280	$260	$-	$-	$260
Debt securities	-	-	16	16	-	-	16	16
Settlements receivable	-	1,059	-	1,059	-	695	-	695
Derivative instruments	-	1	-	1	-	1	-	1
	$280	$1,060	$16	$1,356	$260	$696	$16	$972

Financial liabilities
Derivative instruments	$-	$12	$-	$12	$-	$10	$-	$10
Settlements payable	-	24	-	24	-	42	-	42
	$-	$36	$-	$36	$-	$52	$-	$52

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at September 30, 2014 or December 31, 2013.

52     Teck Resources Limited 2014 Third Quarter News Release